

Mail Stop 3561

April 19, 2017

Sherri L. Highers
Chief Financial Officer
Chugach Electric Association, Inc.
5601 Electron Drive
Anchorage, Alaska 99518

      Re: Chugach Electric Association, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed March 27, 2017
             File No. 033-42125

Dear Ms. Highers:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8 – Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 41

1. Please confirm to us that you received an audit opinion from your independent accountant that indicated the city and state in which the report was issued, and tell us that city and state. As required by Rule 2-02(a) of Regulation S-X, please ensure the audit reports contained in your future filings indicate the city and state in which the report was issued.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Andrew Blume, Staff Accountant at (202) 551-3254, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products